Our File Number: 41163.00001

Writer’s Direct Dial Number: (954) 713-6433

Writer’s Direct Fax Number: (954) 888-2033

Writer’s E-Mail Address: dscileppi@gunster.com

May 19, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Amanda Ravitz, Assistant Director

Re:	Sensus Healthcare, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 13, 2016
File No. 333-209451

Dear Ms. Ravitz:

On behalf of Sensus Healthcare, Inc. (the “Company”) and in response to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the Staff’s letter dated May 17, 2016 (the “Comment Letter”) to the Company, we are submitting the following information.

The responses to the Staff’s comments are numbered to relate to the corresponding comments in the Comment Letter. For your convenience, each of the Company’s responses is preceded with an italicized recitation of the corresponding comment from the Comment Letter.

Summary historical financial data, page 10

1.	We note from your statement of operations for the three months ended March 31, 2016 on page F-4 that your income from operations was $9,588. However, in your summary historical financial data you have presented a loss from operations of $9,588 for the three months ended March 31, 2016. Please revise your filing accordingly

RESPONSE: The Company has revised the summary historical financial data on page 10 to address the Staff’s comment.

Manufacturing and supply, page 66

Las Olas Centre, Suite 1400, 450 East Las Olas Boulevard • Fort Lauderdale, FL 33301-4206 | 954-462-2000 | Fax: 954-523-1722 | www.gunster.com

BOCA RATON • FORT LAUDERDALE • JACKSONVILLE • KEY LARGO • MIAMI • orlando • PALM BEACH • STUART • TALLAHASSEE • tampa • VERO BEACH • WEST PALM BEACh • Winter Park

U.S. Securities and Exchange Commission

May 19, 2016

2.	We note your revisions on pages 14-15 regarding a “preferred” radiation supplier. Please clarify the nature of your arrangement with this “preferred” supplier, such as whether a contract governs the relationship. Also, we note that other suppliers “exist” in the market; however, it’s unclear how readily accessible radiation is from those other suppliers. Please clarify.

RESPONSE: The Company has revised the Manufacturing and Supply section of the prospectus beginning on page 66 to address the Staff’s comment.

Financial Statements of Sensus Healthcare, Inc.

Statement of Stockholders’ Equity, page F-5

3.	We note that for the three months ended March 31, 2016, you charged offering costs of $4,375 against your additional paid-in capital. Given we did not see disclosures in the filing of any sales of securities during the quarter ended March 31, 2016, please explain to us and revise the filing to disclose the nature of these offering costs and to explain why you recorded the costs against additional paid in capital.

RESPONSE: The Company has revised Note 7 to its financial statements to clarify that additional offering costs of $4,375 related to the Company’s December 2015 private offering were incurred during the quarter ended March 31, 2016.

We are available to discuss any of the Company’s responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact me at (954) 713-6433.

Very truly yours,

/s/ David C. Scileppi

David C. Scileppi

cc:	Daniel Morris, U.S. Securities and Exchange Commission

Eric Atallah, U.S. Securities and Exchange Commission

Geoff Kruczek, U.S. Securities and Exchange Commission

Jay Webb, U.S. Securities and Exchange Commission

Joseph C. Sardano, Chief Executive Officer, Sensus Healthcare, Inc.

Arthur Levine, Chief Financial Officer, Sensus Healthcare, Inc.

Ivan K. Blumenthal, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Merav Gershtenman, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John Gabriel, Marcum LLP

Patrick O’Brien, Marcum LLP

Robert B. Lamm, Gunster

Gustav L. Schmidt, Gunster